Prospectus Supplement Dated March 8, 2011 (To Prospectus Dated January 6, 2011) (To Prospectus Supplement Dated March 7, 2011)	Filed pursuant to Rule 424(b)(3) File No. 333-171563
          This prospectus supplement adds to and updates information set forth in the Prospectus Supplement, dated March 7, 2011 and the base prospectus dated January 6, 2011, attached thereto, included in our registration statement on Form S-3 (SEC File No. 333-171563).
          To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the prospectus supplement dated March 7, 2011 or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having a later date modifies or supersedes, as applicable, the earlier statement.
          The following Plan of Distribution amends, restates and replaces in its entirety the Plan of Distribution set forth on Pages S-19 and S-20 of the Prospectus Supplement dated March 7, 2011 and reflects the placement agent agreement entered into on March 8, 2011:
PLAN OF DISTRIBUTION
          We have entered into a placement agent agreement with Houlihan Lokey Capital, Inc. pursuant to which such party is acting as our exclusive placement agent and has agreed to use commercially reasonable efforts to arrange for the sale to selected institutional and other qualified purchasers of up to 2,250,000 units we are offering by this prospectus supplement. The placement agent has no obligation to buy any of our securities from us, nor is the placement agent required to arrange the purchase or sale of any specific number or dollar amount of our securities.
          We have entered into subscription agreements directly with each of the purchasers in connection with this offering. Under the terms of the placement agent agreement and the subscription agreement, we make certain representations, warranties and covenants, including representations, warranties and covenants relating to the absence of a stop order suspending the effectiveness of the registration statement of which this prospectus supplement and the accompanying base prospectus are a part, the absence of any material adverse change in our business, compliance with state securities laws and the receipt of customary opinions, comfort letters and certificates from our independent registered public accounting firm and us. Our obligation to issue and sell units to investors is subject to the conditions set forth in the subscription agreements, which may be waived by us in our discretion. An investor’s obligation to purchase units is subject to conditions set forth in the subscription agreements.
          We currently anticipate that the closing of the sale of the units will occur on or about March 9, 2011. On such closing date, the following will occur:
•	we will receive funds in the amount of the aggregate purchase price of the securities being sold by us on such closing date;

•	we will deliver shares of common stock being sold on such closing date in book-entry form (unless the investor requests a physical stock certificate);

•	we will deliver certificates representing the Warrants being sold in the offering; and

•	we will pay Houlihan Lokey Capital, Inc. (“Houlihan”) a placement agent fee in accordance with the terms of the placement agent agreement.
          We have agreed to pay the placement agent a cash fee equal to 8.0% of the gross proceeds of the units sold in the offering. In addition, we have engaged the placement agent, on an exclusive basis, as our agent for the solicitation of the exercise of the warrants issued in the offering. To the extent not inconsistent with the guidelines of the Financial Industry Regulatory Authority and the rules and regulations of the Securities and Exchange Commission, we have agreed to pay the placement agent for bona fide services rendered a commission equal to 8% of the exercise price for each warrant exercised more than one year after the effective date of the offering if the exercise was solicited by the placement agent. No compensation will be paid to the placement agent upon the exercise of the warrants if:
•	the market price of the underlying shares of common stock is lower than the exercise price;

•	the holder of the warrants has not confirmed in writing that the placement agent solicited his, her or its exercise;

•	the warrants are held in a discretionary account, unless prior specific written approval for the exercise is received from the holder;

•	the warrants are exercised in an unsolicited transaction; or

•	the arrangement to pay the commission is not disclosed in the prospectus provided to warrant holders at the time of exercise.
           As a result, assuming all of the securities offered pursuant to this prospectus supplement are issued and sold by us, we will pay the placement agent a cash fee equal to $597,600, comprised of $360,000 payable at closing for the sale of the units and up to $237,600 for the exercise of warrants for cash after the 1-year anniversary of their date of issuance subject to the requirements discussed above. We estimate the total offering expenses of this offering that will be payable by us, excluding the placement agency fees, will be approximately $260,000, which includes legal and printing costs, and various other fees incurred by us.
          There is no minimum unit or dollar offering amount required as a condition to closing in this offering and there can be no assurance that any or all of the units being offered hereby will be sold. Accordingly, we may sell substantially fewer than 2,250,000 units, in which case our net proceeds would be substantially reduced and the total fee payable to the placement agent may be substantially less than the maximum total set forth above.
          We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act, arising from the placement agent’s engagement as exclusive placement agent in connection with this offering and to contribute to payments that the placement agent may be required to make in respect of those liabilities. We have also agreed to indemnify the purchasers in the offering against certain losses resulting from our breach of any of our representations, warranties, or covenants under the subscription agreements.
          The placement agent has informed us that it will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.
          The placement agent, and its affiliates, have and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.
          All of our directors and executive officers have signed lock-up agreements, pursuant to which they have agreed to not, directly or indirectly, sell, agree to sell or otherwise transfer or dispose of any shares of our common stock, or any securities convertible into or exchangeable for shares of our common stock, without the prior consent of Houlihan Lokey Capital, Inc., for a period of 90 days after the date of execution of the placement agent agreement.
          Our common stock currently is traded on the NASDAQ Capital Market under the symbol “KOOL.” Computershare Investor Services, LLC, 350 Indiana Street, Ste. 750, Golden, CO 80401 is the transfer agent for our common stock.
          The foregoing does not purport to be a complete statement of the terms and conditions of the placement agent agreement and the subscription agreements. Copies of the placement agent agreement and the form of subscription agreement will be included as exhibits to our Current Report on Form 8-K that will be filed with the SEC and incorporated by reference into the registration statement on Form S-3 (SEC File No. 333-171563) of which this prospectus supplement forms a part. See “Where You Can Find More Information” on page S-23.
Relationship with Placement Agent
          We are a party to an engagement letter agreement, dated October 26, 2010, with Houlihan (the “Engagement Letter”). Under the Engagement Letter, Houlihan has agreed to assist us in evaluating strategic transactions and opportunities and providing market research, and has agreed to provide such other financial advisory and investment banking services as are customary (the “Consulting Services”). The Engagement Letter expires on October 26, 2011, but may be extended on a month-to-month basis unless it is terminated by either party with 30 days advance notice.
          For the engagement and the services provided by Houlihan to date, Houlihan received an initial $100,000 retainer fee and, beginning in November 2010, a monthly retainer fee of $25,000. Accordingly, as of March 1, 2011, Houlihan had received a total of $225,000 in fees (“Consulting Fees”) from the Company relating to the Consulting Services. Over the remaining initial term of the Engagement Letter, we expect Houlihan will continue to provide Consulting Services to the Company similar to those described above. For such services, Houlihan will receive a monthly retainer of $25,000. The future monthly retainer can be increased to $50,000 upon the occurrence of certain events, including the public announcement of a potential sale of the Company or a similar transaction. The maximum Consulting Fees to be received by Houlihan are $575,000.
          In the event we terminate the Engagement Letter prior to October 26, 2011, Houlihan may receive the remaining amount of monthly retainer fees due under the Engagement Letter. As of March 1, 2011, the remaining fees due under the Engagement Letter were $175,000. In addition, in the event we enter into a definitive agreement relating to a sales transaction during the term of the Engagement Letter, Houlihan would be entitled to receive $400,000. If we enter into company sales transaction during the term of the agreement, Houlihan would be entitled to receive a cash fee equal to 2% of the per share of the transaction value up to $4.50 per share plus 5.0% of any incremental per share transaction value over $4.50 per share, subject to a minimum of $1.5 million. The initial $100,000 retainer fee would be 100% creditable, and the prior monthly retainer fees would be 50% creditable, against any such sales transaction fee. Depending on the type of the sales transaction, Houlihan may be entitled to receive up to $400,000 in connection with the preparation of a fairness opinion. In the event we engage in a private placement financing during the term of the agreement, Houlihan would be entitled to receive a cash fee equal to 6% of the aggregated amount of all equity and equity-linked securities sold. The initial

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$100,000 retainer fee would be 100% creditable, and the prior monthly retainer fees would be 50% creditable, against any such private placement fee. Houlihan may also be eligible to receive an advisory fee of the lesser of $1,500,000 or 33% of certain compensation payable in connection with a terminated or abandoned transaction. Finally, we have agreed to reimburse Houlihan for its reasonable expenses incurred under this Engagement Letter.

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